Exhibit 99.1

MATERIAL FACT

GERDAU S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB), in accordance with CVM Instruction nº 358, dated January 3, 2002, announces that its current measured, indicated and inferred mineral resources total 2.9 billion tonnes of iron ore, up from the 1.8 billion tonnes announced previously. This increase is due to (i) the new assessments recently conducted of the volumes and iron content of the mineral resources; and (ii) the acquisition of additional areas of land.

In this context, and in view of the outlook for commodities in the international market, especially iron ore, the Board of Directors, in a meeting held on March 1, 2011, determined that the Management should conduct further studies to explore alternatives for monetizing part of these resources by evaluating various strategic options.

Once these studies are concluded, a new Material Fact will be disclosed to the market, although it is not possible to ensure when and if these actions will be carried out.

Rio de Janeiro, March 3, 2011

Osvaldo Burgos Schirmer

Executive Vice-President

Investor Relations Officer